VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until September 10, 2025 at 11:59 p.m. (Eastern Time).

CONTROL #

ATTEND THE VIRTUAL MEETING
If you would like to attend the Extraordinary General Meeting to be held virtually on September 11, 2025 at 10:00 p.m., Singapore Time (10:00 a.m. Eastern Time), please register at:
https://meeting.vstocktransfer.com/MOBILEHEALTHSEP25

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Extraordinary General Meeting of Shareholders Proxy Card - Mobile-Health Network Solutions

▼ ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2.

Proposal 1 - Ordinary Resolution
To approve the consolidation of authorised share capital of the Company.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal 2 - Special Resolution
To approve the amendment of memorandum and articles of association.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Note: At their discretion, the proxies if designated as such are authorized to vote upon such other business as may properly come before the Extraordinary General Meeting or any continuation, postponement or adjournment thereof.

Date **Signature** **Signature, if held jointly**

__________ __________ __________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

*** SPECIMEN *** AC:ACCT9999

MOBILE-HEALTH NETWORK SOLUTIONS
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 11, 2025
10:00 P.M. SINGAPORE TIME
(10:00 A.M. SEPTEMBER 11, 2025, EASTERN TIME)

To Register for the Virtual Meeting, Please Visit:
https://meeting.vstocktransfer.com/MOBILEHEALTHSEP25

▼ ▼

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

I/We, ____* (Name) of ___________ordinary shares of US$0.000032 each in the capital of the Company, hereby appoint:

☐ the Chairman of the Meeting

☐ ____ (insert full name of proxy and identification number (passport or NRIC))

(ID NO. _________________________________)

of ____(insert address)

or failing him, the Chairman of the Meeting.

as my/our proxy to vote for me/us and on my/our behalf at the Meeting of the Company to be held virtually at https://meeting.vstocktransfer.com/MOBILEHEALTHSEP25 on September 11, 2025 at 10:00 p.m., Singapore Time (10:00 a.m. Eastern Time) and at any adjournment thereof.

I/We hereby direct my/our proxy to vote on the following resolutions as the I/we have indicated by marking the appropriate box with an 'X'. If no indication is given, my/our proxy will vote or abstain from voting at his or her discretion and I/we authorise my/our proxy to vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the meeting.

Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by Mobile-health Network Solutions materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings.

Email Address: ____ ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE.